UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K

(Mark One)

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2016

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from __________ to __________

Commission File Number: 000-19720

A.  Full title of the plan and the address of the plan, if different from that of the issuer named below:

ABAXIS 401(K) PLAN

B.  Name of issuer of the securities held pursuant to the plan and address of its principal executive office:

ABAXIS, INC.
3240 Whipple Road
Union City, California 94587

Abaxis 401(K) Plan

Report of independent Registered Public Accounting Firm

To The Plan Administrative Committee and Participants of the Abaxis 401(k) Plan:

We have audited the accompanying statements of net assets available for benefits of the Abaxis 401(k) Plan (the “Plan”) as of December 31, 2016 and 2015, and the related statement of changes in net assets available for benefits for the year ended December 31, 2016.  These financial statements are the responsibility of the Plan’s management.  Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements.  An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.  We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2016 and 2015, and the changes in net assets available for benefits for the year ended December 31, 2016, in conformity with accounting principles generally accepted in the United States of America.

The supplemental information in the accompanying schedule of Schedule H, Line 4i – Schedule of Assets (Held at End of Year) as of December 31, 2016 has been subjected to audit procedures performed in conjunction with the audit of Abaxis 401(k) Plan’s financial statements.  The supplemental information is presented for the purpose of additional analysis and is not a required part of the financial statements but includes supplemental information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974.  The supplemental information is the responsibility of the Plan’s management.  Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedure to test the completeness and accuracy of the information presented in the supplemental information.  In forming our opinion on the supplemental information in the accompanying schedule, we evaluated whether the supplemental information, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974.  In our opinion, the supplemental information in the accompanying schedule is fairly stated in all material respects in relation to the financial statements as a whole.

/s/ BPM LLP

San Jose, California
June 26, 2017

ABAXIS 401(K) PLAN
STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
December 31, 2016 and 2015

	2016	2015

Assets:
Investments, at fair value	$30,237,839	$27,059,812

Receivables:
Notes receivable from participants	574,607	439,205
Employer contribution	-	175,193
Total receivables	574,607	614,398

Net assets available for benefits	$30,812,446	$27,674,210

The accompanying notes are an integral part of these financial statements.

ABAXIS 401(K) PLAN
STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
For the Year Ended December 31, 2016

Additions to net assets attributed to:
Investment income:
Net appreciation in the fair value of investments	$925,094
Interest and dividend income	767,255
Total investment income	1,692,349

Interest income on notes receivable from participants	26,661

Contributions:
Participants	2,313,655
Employer	490,732
Rollovers	540,912
Total contributions	3,345,299

Total additions	5,064,309

Deductions from net assets attributed to:
Benefits paid to participants	1,876,217
Administrative expenses	49,856
Total deductions	1,926,073

Net increase in net assets available for benefits	3,138,236

Net assets available for benefits at:
Beginning of year	27,674,210

End of year	$30,812,446

The accompanying notes are an integral part of these financial statements.

Abaxis 401(K) Plan
Notes to Financial Statements
December 31, 2016 and 2015

1.	Description of the Plan

The following description of the Abaxis 401(k) Plan (the “Plan”) provides only general information. Participants should refer to the Plan document for a more complete description of the Plan.

General

The Plan is a defined contribution plan containing a cash deferred arrangement described in Section 401(k) of the Internal Revenue Code (the “IRC”).  The Plan was established on December 1, 1990 and was most recently restated effective April 1, 2015, by Abaxis, Inc. (the “Company”) to provide benefits to eligible employees in the United States, as defined in the Plan document.  The Plan is currently designed to be qualified under the applicable requirements of the IRC, as amended, and the provisions of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”).

Plan Administration

The Company has contracted a third-party-administrator as the recordkeeper to process and maintain the Plan’s individual participant accounts.  Since June 1, 2014, JPMorgan Invest Holdings LLC (“JPMIH”) has been the third-party-administrator.  Since September 9, 2013, Reliance Trust Company (“RTC”) has served as trustee and custodian of the Plan.  Some expenses incurred for administering the Plan are paid by the Plan.

Employee Eligibility

The Plan covers, in general, with certain specified exclusions, all full-time employees in the United States who have completed one month of service and reached the Entry Date, as defined in the Plan document.  The Plan is subject to the provisions of ERISA.

Participant Accounts

Each participant’s account is credited with the participant’s contributions, Plan earnings and an allocation of the Company contributions, if any.  Participant’s withdrawals, Plan losses and an allocation of administrative expenses are charged to each participant’s account.  Allocation of any Company contribution is based on participant contributions and compensation as defined by the Plan.

Participant Contributions

Participants may elect to have the Company contribute a portion of their eligible compensation (not to exceed the amount allowable under current income tax regulations) to the Plan on either a pre-tax or after-tax (Roth) basis.  Participants who elect to have the Company contribute a portion of their compensation to the Plan agree to accept an equivalent reduction in their compensation.  Contributions withheld are invested in accordance with the participant’s direction.

The Plan includes an Automatic Contribution Arrangement (“ACA”).  Under the ACA provisions of the Plan, participants are automatically enrolled for a 3% payroll deferral per pay period.  These contributions are defaulted into the Vanguard Target Retirement Funds based on the employee’s age, absent an investment fund election by the employee.  Participants have the right to elect not to have the automatic deferrals withheld, and participants also have the right to elect to defer a different percentage.

Abaxis 401(K) Plan
Notes to Financial Statements
December 31, 2016 and 2015

1.	Description of the Plan, continued

Participants are allowed to make rollover contributions of amounts from other tax-qualified employer-sponsored retirement plans.  Such contributions are deposited in the appropriate investment funds in accordance with the participant’s direction and the Plan’s provision.

Company Contributions

The Company may make discretionary matching contributions and discretionary profit sharing contributions as defined by the Plan and as approved by the Company’s Board of Directors.  In 2016, the Company matched 50% of each eligible participant’s contributions up to a maximum of 2.5% of the participant’s eligible compensation for the first, second and third quarters during 2016.  No matching contribution was made in the fourth quarter of 2016 and no discretionary profit sharing contribution was made in 2016.

Vesting

Participants are immediately vested with respect to their participant contributions, plus actual earnings thereon. Participants vest in the Company’s contributions at a rate of 25% per year, and become fully vested after four years of credited service.

Forfeitures

Forfeitures of nonvested Company contributions are used to reinstate any former participant account balance, reduce any Company matching contributions or profit sharing contributions and pay Plan expenses.

During 2016, forfeitures of nonvested account balances were approximately $22,000.  Forfeitures used to pay Plan expenses in 2016 were approximately $48,000, which included forfeitures from prior years.  The balance of forfeited nonvested accounts as of December 31, 2016 and 2015 was $7,000 and $33,000, respectively.

Investments

As of December 31, 2016, investments of the Plan were held by RTC, and invested based solely upon instructions received from participants. The Plan’s investments are primarily in mutual funds, the Abaxis Common Stock Fund and a collective investment fund.

The JPMCB Stable Asset Income Fund (“SAIF”), the Plan’s investment contract since September 2013, is a bank-sponsored collective investment fund.  SAIF is comprised primarily of benefit-responsive investment contracts that are issued by banks and insurance companies and consists of investment grade fixed income securities that includes U.S. Treasury, agency, corporate, mortgage-backed, asset-backed and privately placed mortgage debt.  Withdrawals from SAIF are permitted on any business day for participant benefit payments and to enable the plan to implement investment elections made by individual participants, provided, however, that such investment elections are not for the purpose of transferring funds out of SAIF to a competing investment option, as determined by the SAIF trustee.

Abaxis 401(K) Plan
Notes to Financial Statements
December 31, 2016 and 2015

1.	Description of the Plan, continued

Notes Receivable from Participants

Notes receivable from participants represent participant loans that are recorded at their unpaid principal balance plus any accrued but unpaid interest.  Interest income on notes receivable from participants is recorded when it is earned.  No allowance for credit losses has been recorded as of December 31, 2016 and 2015.  If a participant ceases to make loan repayments, a loan will be in default and may be considered a distribution from the Plan.  In any event, the participant’s failure to repay a loan will reduce the benefit the participant would otherwise be entitled to from the Plan.  The specific terms and conditions of participant loans are established by the Plan Administrative Committee.

The Plan allows eligible participants to borrow a minimum of $1,000 from their accounts and up to a maximum equal to the lesser of $50,000 or 50% of their vested account balance.  Participants are allowed only one outstanding loan at any time.  The loans are secured by the participants’ vested balance.  Such loans bear fixed interest at 2% above the prime rate as published on the first business day of the month before the loan is originated.  The repayment period is limited to 60 months for a general purpose loan.  The repayment term of a loan related to a principal residence is limited to 180 months.  The notes receivable from participants as of December 31, 2016 carry interest rates ranging from 3.25% to 5.50%.  Principal and interest are paid ratably through payroll deductions.

Benefit Payments and Withdrawals

The Plan provides for the payment of benefits to the participant (or, if applicable, the beneficiary) upon normal retirement (age 60), termination of service, death, or disability. Participants are entitled to the vested portion of their account balance.  Participants may elect to receive their distributions in the form of a single lump-sum payment in cash or installments.  Terminated participants with an account balance that does not exceed $1,000 will receive a lump-sum distribution following termination of employment.  Terminated participants with an account balance of $1,000 or more (but less than $5,000) will have their account rolled over to an individual retirement account unless they make another distribution election.  In-service distributions are also available for participants who have attained age 59 1/2, or who qualify for financial hardship.

Plan Termination

Although the Company has not expressed any intent to do so, it has the right under the Plan to terminate the Plan subject to the provisions of ERISA.  In the event of Plan termination, participants would become 100% vested in their account and Plan assets would be distributed to participants in accordance with Plan provisions.

Abaxis 401(K) Plan
Notes to Financial Statements
December 31, 2016 and 2015

2.	Significant Accounting Policies

Basis of Accounting

The financial statements have been prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”) and ERISA.  Contributions from participants are recorded when withheld from the participant.  Benefit payments are recorded when paid.

Use of Estimates

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, and changes therein, and disclosure of contingent assets and liabilities.  Actual results could differ from those estimates.

Investment Valuation and Income Recognition

The Plan’s investments are stated at fair value in accordance with Accounting Standards Codification Topic 820 “Fair Value Measurements and Disclosures” (“ASC 820”).  Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability (“exit price”) in an orderly transaction between market participants at the measurement date.  ASC 820 establishes a fair value hierarchy that distinguishes between (1) market participant assumptions developed based on market data obtained from independent sources (observable inputs) and (2) an entity’s own assumptions about market participant assumptions developed based on the best information available in the circumstances (unobservable inputs).  The fair value hierarchy consists of three broad levels, which gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1) and the lowest priority to unobservable inputs (Level 3).  The three levels of the fair value hierarchy are described below:

Level 1:  Quoted prices (unadjusted) in active markets for identical assets or liabilities.

Level 2:  Directly or indirectly observable inputs as of the reporting date through correlation with market data, including quoted prices for similar assets and liabilities in active markets and quoted prices in markets that are not active.  Level 2 also includes assets and liabilities that are valued using models or other pricing methodologies that do not require significant judgment because the input assumptions used in the models, such as interest rates and volatility factors, are corroborated by readily observable data from actively quoted markets for substantially the full term of the financial instrument.

Level 3:  Unobservable inputs that are supported by little or no market data and require the use of significant management judgment.  These values are generally determined using pricing models for which the assumptions utilize management’s estimates of market participant assumptions.

Purchases and sales of investments are recorded on a trade-date basis.  Interest income is recorded on the accrual basis.  Dividends are recorded on the ex-dividend date.

In the Statement of Changes in Net Assets Available for Benefits, the Plan presents the net appreciation (depreciation) in the fair value of its investments, which consists of realized gains or losses and unrealized appreciation or depreciation on investments.  The cost of investments is determined using the average-cost basis for calculating realized gains or losses.

Administrative Expenses

Administrative fees in the amount of $49,856 for the year ended December 31, 2016, reflected in the Statement of Changes in Net Assets Available for Benefits, include recordkeeping, investment advisory services and other administrative expenses and are paid directly by the Plan using forfeitures as permitted by the Plan.

Abaxis 401(K) Plan
Notes to Financial Statements
December 31, 2016 and 2015

2.	Significant Accounting Policies, continued

Recent Accounting Pronouncements

Effective January 1, 2016, the Plan adopted Part II of Financial Accounting Standards Board (“FASB”) Accounting Standards Update (“ASU”) No. 2015-12, Plan Accounting: Defined Benefit Pension Plans (Topic 960), Defined Contribution Pension Plans (Topic 962), Health and Welfare Benefit Plans (Topic 965): (Part I) Fully Benefit-Responsive Investment Contracts, (Part II) Plan Investment Disclosures, and (Part III) Measurement Date Practical Expedient (consensuses of the FASB Emerging Issues Task Force).  Under Part I of the new ASU, fully benefit-responsive investment contracts are to be measured, presented, and disclosed at contract value only.  Part II of the ASU eliminates the disclosure requirements for 1) individual investments that represent 5 percent or more of net assets available for benefits, 2) the net appreciation or depreciation for investment by general type (disclosure in the aggregate is still required), for both participant-directed investments and nonparticipant-directed investments and 3) disaggregation of investments by nature, characteristics and risks (disclosure in aggregate by type is still required).  Part III of the ASU permits the election of a practical expedient to measure investments and investment-related accounts as of a month-end date that is closest to the Plan’s fiscal year-end, when the fiscal period does not coincide with the month-end.  Any significant contribution, distribution, or other event that occurs between these two measurement dates is required to be disclosed.  The Plan adopted Part I effective January 1, 2015.  Part III is not applicable to this Plan.

Effective January 1, 2016, the Plan adopted FASB ASU No. 2015-07, Fair Value Measurement (Topic 820), Disclosures for Investments in Certain Entities That Calculate Net Asset Value per Share (or Its Equivalent).  The amendments in ASU 2015-07 apply to reporting entities that measure an investment’s fair value using the net asset value per share (or its equivalent) practical expedient.  The ASU eliminates the requirement to categorize the investment within the fair value hierarchy.  In addition, the requirement to make certain disclosures for all investments eligible to be assessed at fair value with the net asset value per share practical expedient has been removed. Instead, such disclosures are restricted only to investments that the entity has elected to measure using the practical expedient.

These ASUs have been applied retrospectively. Accordingly, the 2015 Statement of Net Assets Available for Benefits and certain related 2015 disclosures have been modified to be in accordance with these new standards. The modifications had no effect on previously reported net assets available for benefits.

Subsequent Events

In accordance with accounting standards affecting disclosures of subsequent events, the Plan Administrative Committee evaluated subsequent events for recognition and disclosure through the date which these financial statements were issued.  The Plan Administrative Committee concluded that no material subsequent event has occurred since December 31, 2016 that requires recognition or disclosure in the financial statements.

Abaxis 401(K) Plan
Notes to Financial Statements
December 31, 2016 and 2015

3.	Investments and Fair Value Measurements

The following table summarizes the Plan’s assets that are measured at fair value on a recurring basis, within the fair value hierarchy as defined by ASC 820, as of December 31, 2016 and 2015.

	Assets at Fair Value as of December 31, 2016
	Level 1	Level 2	Level 3	Total
Mutual funds	$24,862,926	$-	$-	$24,862,926
Common stock fund	2,287,195	-	-	2,287,195
Total assets in the fair value hierarchy	$27,150,121	$-	$-	$27,150,121
Investments measured at net asset value (1)				3,087,718
Investments at fair value				$30,237,839

	Assets at Fair Value as of December 31, 2015
	Level 1	Level 2	Level 3	Total
Mutual funds	$21,654,446	$-	$-	$21,654,446
Common stock fund	2,493,754	-	-	2,493,754
Total assets in the fair value hierarchy	$24,148,200	$-	$-	$24,148,200
Investments measured at net asset value (1)				2,911,612
Investments at fair value				$27,059,812

(1) Represents the collective investment fund, an indirect investment in fully benefit-responsive investment contracts, presented at fair value as determined by the investments’ net asset value (“NAV”) and has not been categorized in the fair value hierarchy.

There were no Plan assets and liabilities measured and recorded at fair value on a non-recurring basis as of December 31, 2016 and 2015.  There were no transfers between Level 1 and Level 2 or transfers in or out of Level 3 fair value measurements during 2016 and 2015.

The following table summarizes investments measured at fair value based on NAV per share as of December 31, 2016 and 2015, respectively.

	December 31,
	2016	2015
Collective investment fund:
Fair value	$3,087,718	$2,911,612
Unfunded commitments	N/A	N/A
Redemption frequency (if eligible)	Daily	Daily
Redemption notice period	30 days	30 days

Abaxis 401(K) Plan
Notes to Financial Statements
December 31, 2016 and 2015

3.	Investments and Fair Value Measurements, continued

Below is a description of the valuation methodologies used for the fair value measurements:

Mutual funds are publicly traded investments, valued at the daily closing price as reported by the fund.  Mutual funds held by the Plan are open-end mutual funds that are registered with the U.S. Securities and Exchange Commission.  These funds are required to publish their daily net asset value (“NAV”) and to transact at that price.  The mutual funds held by the Plan are deemed to be actively traded.

The common stock fund consists primarily of Abaxis, Inc. common stock.  Fair value is based upon quoted market prices at year end as these instruments have active markets.

The collective investment fund is valued at the NAV of units of a bank collective trust.  The NAV, as provided by the trustee, is used as a practical expedient to estimate fair value.  The NAV is based on the fair value of the underlying investments held by the fund less its liabilities.  This practical expedient is not used when it is determined to be probable that the fund will sell the investment for an amount different than the reported NAV.  Participant transactions (purchased and sales) may occur daily.  Were the Plan to initiate a full redemption of the collective trust, the investment adviser reserves the right to temporarily delay withdrawal from the trust in order to ensure that securities liquidations will be carried out in an orderly business manner.

4.	Related Party and Party-In-Interest Transactions

Certain Plan investments are managed by JP Morgan, an affiliate of JPMIH, the recordkeeper of the Plan.  Any purchases and sales of these funds were performed equivalent to those that prevail in arm’s-length transactions.  Such transactions, while considered party-in-interest transactions under ERISA regulations, are permitted under the provisions of the Plan and are specifically exempt from the prohibition of party-in-interest transactions under ERISA.

The Plan invests in common stock of the Company and transactions in this common stock are related-party transactions.  The Plan held the following investments in the Abaxis Common Stock Fund (“the Stock Fund”) as of December 31, 2016 and 2015:

	Shares	Fair Value

December 31, 2016	43,343	$2,287,195
December 31, 2015	44,787	$2,493,754

Participants may contribute to the Stock Fund, and may transfer funds from the Stock Fund to other Plan investment options available in the Plan.  The participant investment election into the Stock Fund is limited to 20%.  The value of a participant’s investment in the Stock Fund may exceed 20% of the participant’s total investment portfolio.  However, once a participant’s investment in the Stock Fund exceeds 20% of the participant’s total portfolio, transfers to the Stock Fund via exchange from other investments will be prohibited.  During 2016, the Plan received cash dividends of $22,188 on shares of the Company’s common stock held.

The Company’s matching contribution is made either in the Company’s common stock or cash, as elected by the Company’s Board of Directors.

Abaxis 401(K) Plan
Notes to Financial Statements
December 31, 2016 and 2015

5.	Income Tax Status

In April 2015, the Plan adopted a Prototype Nonstandardized 401(k) Plan, which has received a favorable opinion letter from the Internal Revenue Service (“IRS”) dated March 31, 2014.  The Prototype Nonstandardized 401(k) Plan has been amended subsequent to the receipt of the IRS opinion letter; however the Plan Administrative Committee believes that the adopted prototype, as amended, is currently designed and being operated in compliance with the applicable requirements of the IRC.

6.	Risk and Uncertainties

The Plan provides for various investment options in any combination of investment securities.  In addition, the Company’s common stock is included as an investment option in the Plan.  Investment securities are exposed to various risks, such as those associated with interest rates, market conditions, and credit-worthiness of the securities’ issuers.  Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in market values, interest rates, or other factors will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the Statements of Net Assets Available for Benefits and the Statement of Changes in Net Assets Available for Benefits.

Supplemental Schedule

Abaxis 401(K) Plan
Schedule H, Line 4i – Schedule of Assets (Held at End of Year)
(Plan Number 001  EIN 77-0213001)
December 31, 2016

(a)	(b) Identity of issuer, borrower, lessor or similar party	(c) Description of investment, including maturity date, rate of interest, collateral, par, or maturity value	(e) Fair Value

*	Abaxis Common Stock Fund	Common Stock	$2,287,195
*	JPMCB Stable Asset Income Fund	Collective investment fund	3,087,718
*	Participant Loans	Interest rate of 3.25% to 5.50% with maturities ranging from 2017 to 2031	574,607
	American Funds EuroPacific Growth	Mutual Fund	725,194
	American Funds Smallcap World	Mutual Fund	261,792
	American Funds the Growth Fund of America	Mutual Fund	1,165,318
	Columbia Mid Cap Growth	Mutual Fund	875,560
	Dodge & Cox International Stock	Mutual Fund	723,737
	Dodge & Cox Stock	Mutual Fund	547,288
	Fidelity Spartan 500 Index	Mutual Fund	1,978,487
	Fidelity Spartan Extended Market Index	Mutual Fund	700,904
	Goldman Sachs Mid Cap Value	Mutual Fund	811,138
	Hartford Small Company	Mutual Fund	422,602
*	JPMorgan Disciplined Equity	Mutual Fund	1,025,017
*	JPMorgan Large Cap Growth	Mutual Fund	393,413
	Pimco Total Return	Mutual Fund	992,594
	T Rowe Price Small Cap Value	Mutual Fund	373,137
	Vanguard Intermediate-Term U.S. Treasury	Mutual Fund	484,822
	Vanguard Target Retirement 2010	Mutual Fund	639,930
	Vanguard Target Retirement 2015	Mutual Fund	1,151,891
	Vanguard Target Retirement 2020	Mutual Fund	2,084,167
	Vanguard Target Retirement 2025	Mutual Fund	1,677,901
	Vanguard Target Retirement 2030	Mutual Fund	2,327,612
	Vanguard Target Retirement 2035	Mutual Fund	1,862,977
	Vanguard Target Retirement 2040	Mutual Fund	1,173,245
	Vanguard Target Retirement 2045	Mutual Fund	1,345,272
	Vanguard Target Retirement 2050	Mutual Fund	458,749
	Vanguard Target Retirement 2055	Mutual Fund	229,478
	Vanguard Target Retirement Income	Mutual Fund	13,681
	Vanguard Total Bond Market Index	Mutual Fund	417,020
	Total		$30,812,446

*	Party-in-interest

All investments are participant directed; therefore, cost information has not been presented.

Signature

THE PLAN. Pursuant to the requirements of the Securities Exchange Act of 1934, the Plan Administrative Committee has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Abaxis 401(K) Plan

Date: June 26, 2017	By:	/s/ Ross Taylor
Ross Taylor
Chief Financial Officer and Vice President of Finance
Member of Abaxis 401(k) Plan Administrative
Committee, as Plan Administrator

Exhibit Index

Exhibit No.	Description

Exhibit 23.1	CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM